UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Canterbury Park Holding Corporation
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

13811E101
(CUSIP Number)

December 31, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages
Exhibit Index: Page 7

SCHEDULE 13G/A
CUSIP No. 13811E101		Page 2 of 7 Pages
1	NAMES OF REPORTING PERSONS
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
821,274

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
821,274

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
821,274

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO, IA

SCHEDULE 13G/A
CUSIP No. 13811E101		Page 3 of 7 Pages
1	NAMES OF REPORTING PERSONS
STEPHEN H. DECKOFF

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
821,274

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
821,274

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
821,274

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
16.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

SCHEDULE 13G/A
CUSIP No. 13811E101		Page 4 of 7 Pages
Item 1(a).	Name of Issuer

Canterbury Park Holding Corporation (the “Issuer” or the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at 1100 Canterbury Road, Shakopee, MN 55379.

Item 2(a).	Name of Person Filing

This statement is filed by Black Diamond Capital Management, L.L.C. (“Black Diamond”) and Stephen H. Deckoff (“Mr. Deckoff”). Black Diamond and Mr. Deckoff are each referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Black Diamond exercises investment discretion on behalf of an investment advisory affiliate that serves as investment adviser to a Black Diamond investment vehicle for whose account the Shares (as defined herein) reported herein are held. Mr. Deckoff is the Managing Principal of Black Diamond. Black Diamond and Mr. Deckoff accordingly may be deemed to be the beneficial owners of all of the Shares reported herein. The agreement among the Reporting Persons to file this statement jointly in accordance with Rule 13d-1(k) of the Act is attached as Exhibit A to this statement.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The principal business address of Black Diamond is 2187 Atlantic Street, 9th Floor, Stamford, CT 06902. The principal business address of Mr. Deckoff is 5330 Yacht Haven Grande, Suite 100, St. Thomas, U.S. Virgin Islands 00802.

Item 2(c).	Citizenship:

Black Diamond is a Delaware limited liability company. Mr. Deckoff is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $.01 par value (the “Shares”)

Item 2(e).	CUSIP Number:

13811E101

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(e) ☒ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(g) ☒ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

SCHEDULE 13G/A
CUSIP No. 13811E101		Page 5 of 7 Pages
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2023, each of the Reporting Persons may be deemed the beneficial owner of 821,274 Shares held for the account of Black Diamond Credit Strategies Master Fund, Ltd.

Item 4(b)	Percent of Class:

As of December 31, 2023, each of the Reporting Persons may be deemed the beneficial owner of approximately 16.6% of the Shares outstanding. (There were 4,944,642 Shares outstanding as of November 10, 2023, according to the Issuer’s quarterly report on Form 10-Q, filed November 13, 2023.)

Item 4(c)	Number of Shares as to which such person has:

BLACK DIAMOND AND MR. DECKOFF:

(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	821,274
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	821,274

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Black Diamond Credit Strategies Master Fund, Ltd. (and its investment adviser, Black Diamond Credit Strategies Fund Adviser, L.L.C.) has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SCHEDULE 13G/A
CUSIP No. 13811E101		Page 6 of 7 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2024
BLACK DIAMOND CAPITAL MANAGEMENT, L.L.C.

	By:	/s/ Stephen H. Deckoff
Name: Stephen H. Deckoff
Title: Managing Principal

STEPHEN H. DECKOFF
/s/ Stephen H. Deckoff

SCHEDULE 13G/A
CUSIP No. 13811E101		Page 7 of 7 Pages
EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	8